JAMES N. BARBER

Attorney at Law

Suite 100, Bank One Tower

50 West Broadway

Salt Lake City, UT 84101

Telephone: (801) 364-6500

Facsimile: (801) 364-3406 E-Mail: Barberjn@aol.com

February 22, 2006

Craig Slivka, Esq.

Securities and Exchange Commission

Division of Enforcement

450 5th Street N.W.

Washington, D.C. 20549-8606

Delivered by fax: (201) 265-6069

Re: International Power Group, Ltd.

Form 10-SB/A

Amended February 2006

File No. 0-51449

Dear Mr. Slivka:

I have been retained to assist International Power Group, Ltd. in responding to your comment letter of November 17, 2005 regarding the company's Form 10-SB filing. I would generally provide a redlined copy of the company's October 21, 2005 filing which would reflect the changes in the second amendment filed on February 15, 2006 ("Amendment 2"), but was discouraged from doing that because the changes are so extensive that they would have drowned the October 21 amendment and because we had some computer problems circulating the drafts that made this difficult. I hope this will not inconvenience you too extensively. I respond to your comments in accordance with your numbering.

General

1. We have reviewed the filing with care for accuracy and consistency. I trust you will see at lease some modest improvement.

2. IPGI was engaged in offering common shares in reliance on the exemption provided by Rule 506 (not 504) of Regulation D between November or December of 2004 and mid-October 2005. See Amended Part II, Item 4, page 15. The issuer tendered a Form D by mail on or about January 12, 2006 in which it reflected all sales made through October 18, 2005. Subsequent investigation established that no sales were made after that date. Thus, the offerings of shares to which this comment alludes ended just before the amended filing to which your comment relates. The disclosures in Part II, Item 4, at page 15 of Amendment 2 are accurate and up-to-date.

3. The "letters of intent" referenced on our website were and continue to be preliminary and not of sufficient present import to warrant more detailed disclosure. The registrant also has considerable prefatory correspondence related to the Mexican WTE project, but it is all in Spanish and would add little to the filing. The issuer is aware of its obligations under Part III, Item 1 of Form 10-SB but we are convinced that none of these items are required to be filed as exhibits at this time. We will monitor these items for changes that would warrant different treatment.

4. Financial statements as of September 30, 2005 are included in Amendment 2.

5. The 10-QSB certification was filed by mistake and has been omitted.

6. I have advised the registrant that in my opinion International Power Group, Ltd. is not a blank check corporation under the definition found in Rule 419. We have taken some care to disclose the fact that the International Power component of the consolidated company has always had a business plan related, in one form or the other, to waste disposal, and have extensively disclosed on page 1 through 7 of Amendment 2 the well-developed business plan of the Company.

Item 1 - Description of Business. page 1

7 and 8. Current management has no information regarding the business of Ednet before it acquired International Power Group, Inc. As is disclosed on page 1, Ednet changed its name to International Power Group, Ltd. on September 24, 2005 in anticipation of the consummation of the transaction in which it acquired International Power, Inc. from Peter Toscano, Jack Wagenti and others. The history of this transaction is disclosed, in short order reflecting the limited information known to the present officers of the Company about Ednet, in the first two paragraphs of Part I, Item 1, page 1 of Amendment 2.

9. Part I, Item 1, page 1 of Amendment 2 now describes the business of Terra Mar Environmental Systems, Inc. in more detail and also explains that the acquisition of that Company's assets was made in August 2004, before Ednet acquired International Power, Inc. and International Power Group, Ltd. was formed, by International Power, Inc. in exchange for its own shares, rather than shares of registrant. Those assets were owned by International Power, Inc. when it was acquired by the registrant and therefore do not reflect a transaction that needs to be reported on this Form or in the issuer's Statements of Changes in Stockholders' Equity.

10. Note 1 to the Financial Statements as at December 31, 2004 accurately reflects that "On November 11, 2004 the Board of Directors authorized the acquisition of a 50% interest in Tratamientos Ambientales de Tecate, S.A. de C.V. (TAT), a Mexican corporation involved in the waste disposal business. This acquisition was concluded on February 21, 2005 by the issuance of 3,400,000 shares of the capital stock of the Company." This note, however, fails to complete the description of the transaction by disclosing December 2, 2004 as the date on which the agreement related thereto was signed. Also, the reference to 3,100,000 shares rather than 3,400,000 shares is found in the September 30, 2005 financial statement, though not incorrect, is incomplete because an extra 300,000 shares were issued to complete the transaction several months later. The total disclosure of this transaction found at page 15 of Amendment 2 is correct in all particulars. Complete details of the transaction will be reported in the audited financial statements to be filed as at December 31, 2005.

11. We believe the additions suggested in comment 11 have been made - most of them on pages 1 through 5 of Part I, Item 1 of Amendment 2.

12. The term "vitrification" has been omitted from the filing. What the WTE process actually does is burns the waste at high temperature.

13. "Proprietary" when applied to the WTE technology refers to the fact that Naanovo represents that it holds patents to critical aspects of the technology with the result that use of the technology by International Power Group, Ltd. is "proprietary" under our license and contract with Naanovo. See page 4, Amendment 2.

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 2.

14. We have responded to this comment in what we have labeled Item 2, i.e. Management's Discussion and Analysis or Plan of Operations and Management's Discussion and Analysis of Financial Condition and Results of Operations, the subsections to that item beginning on page 5 of Amendment 2. I believe this section addresses most if not all of the suggestions contained in your comment. The milestones we have outlined are not accompanied by per item cost estimates because the amounts cannot now be ascertained. However, we believe as amended, these two sections give the reader a sound idea of our planned business and financial operations in conformity with the requirements of Form 10-SB and Item 303 of Regulation SB.

15. In response to this comment we have disclosed our prior financing activities, our improved cash position which should permit us to operate for some time, and potential financing activities including the fact that we have warrants outstanding, exercise of which would presently be advantageous to the holders, and a $5 million cash commitment for seed capital from Prudential Financial. Our business plan is sound enough that we would not cease to exist if presently anticipate cash resources are not realized. In the event of a cash crisis we would seek a business combination rather than terminate operations, - but actually do not believe the need will arise. The registrant does not have any present plans to engage in any business reorganization at this time. When the registrant said it may "seek out business opportunity candidates," it meant exactly what it said. If some compatible enterprise were presented which could further our business plan and be acquired on a favorable basis, the company would be foolish not to explore the prospect. However, there are no such present plans.

16. The registrant informs me that both the Naanovo and the Prudential contracts are in full force and effect as is the new Naanovo contract referenced in and attached to our Form 8-K filed on November 17, 2005. The status of our contracts is reported on Page 3 of Amendment 2.

Part II

Item 1. Market Price Of And Dividends On the Registrant's Common Equity and Related Stockholder Matters.

17. Disclosure of the Rule 144 eligibility of the company's restricted securities has been added to this part. A full schedule of the Rule 144 eligibility of the issuer's restricted shares, to the best of its knowledge, is found on page 13 in Item 1 of Part II.

Item 3. Description of Property

18. We have no property that must be described under part 1.02 of Regulation S-B. The Naanovo contract is self-explanatory. Terra Mar has no assets and we have abandoned its business. TAT's assets are incorporeal. A comment to this effect has been inserted at page 7 or Item 3 of Part I.

Item 4. Recent Sales of Unregistered Securities.

19. We have fully disclosed the numbers of shares, units and warrants sold in our three Rule 506 offerings starting at page 15 of Item 4 of Part II, including sales of unregistered securities wh8ch occurred in November and December 2004. The disclosures in this section meet the requirements of Item 701 of Regulation B, including the number of common shares included in the units sold, the number of purchasers, the consideration received, the number of warrants issued, and the exemption relied upon. Complete disclosure of these transactions will be included in the year-end financial statements. I have also added disclosure of the issuance of shares issued to directors other than Toscano and Wagenti at page 8 of Item 4 of Part I.

20. There may be some non-material inconsistencies between the information contained in this filing and that found in our unaudited financial statement at September 30, 2005. However, such discrepancies will be eliminated in our 12/31/05 audit and our 2005 Form 10-KSB.

21. The comment regarding the valuation of the shares (actually 3,400,000) issued in the TAT acquisition will be addressed in our 12/31/05 audited statement of changes in stockholders' equity and in our Form 10-KSB. Disclosure related to this transaction has been slightly enhanced for purposes of this filing at page 15, of Item 4 or Part II.

22. There are two responses to this comment. The first is that the registrant is not relying on Rule 504 of regulation D in the sale of shares during 2004 and 2005. Unlike Rule 504, Rule 506 does not exclude blank check companies. Second, the reference to the Solidaridad I property remained in the underlying form used to prepare the October Amendment by error, which has been corrected. Amendment 2 does not contain any reference to this property.

23. The warrant exercise price of $.25 per share was determined by management in light of the start-up posture of the business and discussions in which potential investors indicated what they would be willing to pay for company shares during the period of the warrants in light of the historical and expected market performance of the company's shares.

Item 5. Directors, Executive Officers, Promoters and Control Persons

24. I don't believe the information sought by this comment is required for inclusion in Form 10-SB or Item 401 of Regulation SB. It would be surplusage in this registration statement. Accordingly, we will respectfully reject your request for inclusion of this information unless you demonstrate that it is actually required or even helpful.

25. At pages 9 and 10 of Item 5 of Part I of Amendment 2 we have augmented the disclosure of the business history of the directors. We believe that in its present form, this item meets the requirements of Item 401(a) of Regulation SB.

26. The reference to IPWG Group de Mexico was made in error and has been deleted. The actual reference was intended to name IPW Group de Mexico, the company through which the registrant will perform its obligations on the Mexican project as is explained on page 3 of Part I, Item 1 of Amendment 2 which, we believe, eliminates any confusion.

27. This Item has been expanded to provide a little more information on the time required of directors and officers on page 10 of Item 5 of Part I. It does not establish any actual time frames because that cannot be done at this time. However, Mr. Toscano has traveled extensively, and will continue to do so, on the registrant's business. Mr. Wagenti is available to address the company's business virtually all day every day.

28. Mr. Wagenti has never resigned as Secretary/Treasurer or CFO of the registrant. He did resign positions in American International Ventures, Inc. - a matter that was properly reported viz a viz a Form 8-K filed via Edgar regarding American International Ventures, Inc. on October 19, 2005. This affair is irrelevant to this filing.

Your comments to the financial statements, i.e. audited financial statements as at December 31, 2004 and June 30, 2005 have been referred to Mr. Robert G. Jeffrey, the Company's auditor. The responses he addressed to me is included herewith.

30. I do have a comment on your comment regarding the 2,281,040 shares issued for the assets of TMES. You are advised that the 2,281,040 shares of stock that were exchanged for the assets of TMES were not issued by the registrant but by its predecessor International Power, Inc. in or about August of 2004 prior to the acquisition of that company by International Power Group Ltd., previously Ednet. Those assets were in IPI when it was acquired by the registrant - and the shares for which they were acquired were issued by a predecessor company. As a result, there is nothing that needs to be clarified in the registrant's Statement of Changes in Stockholders' Equity nor, I think, do additional details of the transaction need to be reported.

Closing Comments

On February 9, 2006 I faxed to you the letter dated February 8, 2006 which was addressed to you by Peter Toscano in which he acknowledges his Company's responsibilities as you state them in the first of these comments. Since that facts stated in the three bulleted paragraphs of this comment are more than self-evident, I don't quite understand why you need the registrant to reiterate them, but have complied with your request notwithstanding. By the way, should we perceive particular warning from the last paragraph of page six of your letter?

Conclusion

Trusting that the amendments to this filing will speed it toward the no comment stage, I remain,

Very truly yours,

/s/

James N. Barber

Encl.

cc. Peter Toscano

Richard Jeffery